Exhibit 15.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction

The pro forma financial statements combine the historical financial statements of Modern Media Acquisition Corp. (“MMAC”) and the historical consolidated financial statements of Akazoo Limited (“Akazoo”) to illustrate the effect of the transactions contemplated by the business transaction agreement, dated as of January 24, 2019 (as amended, the “Business Transaction Agreement”), which provided for a business combination (the “Business Combination”) between MMAC and Akazoo.

The following unaudited pro forma combined statement of financial position as of December 31, 2018 combines the audited consolidated balance sheet of Akazoo as of December 31, 2018 with the unaudited balance sheet of MMAC as of December 31, 2018.

The following unaudited pro forma combined statement of profit or loss for the year ended December 31, 2018 combines the audited consolidated statement of profit or loss of Akazoo for the year ended December 31, 2018 with the unaudited statement of operations of MMAC for the four quarterly periods ended December 31, 2018. The statement of operations of MMAC for the four quarterly periods ended December 31, 2018 was determined by adding MMAC’s unaudited condensed statement of operations for the nine months ended December 31, 2018 to MMAC’s audited statement of operations for the fiscal year ended March 31, 2018, and subtracting MMAC’s unaudited condensed statement of operations for the nine months ended December 31, 2017.

The pro forma financial statements should be read in conjunction with the accompanying notes. In addition, the pro forma financial statements were based on and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included in this proxy statement/prospectus:

•	historical audited consolidated financial statements of Akazoo for the years ended December 31, 2018, 2017 and 2016; and

•	historical audited financial statements of MMAC for the years ended March 31, 2018, 2017 and 2016.

The historical financial statements of Akazoo have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) and in its functional and presentation currency of the Euro. The historical financial statements of MMAC have been prepared in accordance with GAAP in its functional and presentation currency of United States dollars. The financial statements of MMAC have been translated into Euros for the purposes of presentation in the unaudited pro forma condensed combined financial information using the following exchange rates:

•	at the period end exchange rate as of December 31, 2018 of $1.1456 to € 1.0000 for the statement of financial position; and

•	the average exchange rate for twelve-month period ended December 31, 2018 of $1.1817 to € 1.0000 for the statement of operations.

These pro forma financial statements are for informational purposes only. They do not purport to indicate the results that would actually have been obtained had the transactions contemplated by the Business Transaction Agreement and the proposed related financing transactions been completed on the assumed date or for the periods presented, or which may be realized in the future. The pro forma adjustments are based on the information currently available and the assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes. Actual results may differ materially from the assumptions within the accompanying unaudited pro forma condensed combined financial information.

Description of the Transactions

The Business Transaction Agreement provides for various steps whereby MMAC, Akazoo, Unlimited Music S.A., a Luxembourg public limited company (société anonyme) (“LuxCo”), and Modern Media Acquisition Corp. S.A., a Luxembourg public limited company (société anonyme) (“PubCo”) engaged in a multi-step Business Combination transaction pursuant to which, in accordance with the DGCL and the Luxembourg Company Law, as applicable, (a) MMAC merged with and into PubCo with PubCo remaining as the surviving entity pursuant to which the stockholders of MMAC received PubCo Ordinary Shares on a 1-for-1 basis, (b) LuxCo acquired the entire issued share capital of Akazoo in a share for share exchange by issuing on a 100-for-1 basis LuxCo ordinary shares to the Akazoo equityholders, and (c)  LuxCo merged with and into PubCo in accordance with the Luxembourg Company Law, with PubCo remaining as the surviving entity, and as a result of which the shareholders of LuxCo were issued PubCo Ordinary Shares and PubCo remained a publicly traded company.

In connection with the Business Combination, on September 11, 2019, Pubco sold units consisting of an aggregate of 6,514,773 shares and warrants exercisable for 4,740,768 shares to accredited investors for $40.6 million. An additional 2,579,232 warrants were issued to the Akazoo shareholders for a total of 7,320,000 ordinary shares issuable upon exercise of warrants. The warrants are exercisable at a price of $9.20 per share and expire 5 years from closing of the business combination.

249,460 Ordinary Shares were also issued in connection with the private placement offering to certain creditors of MMAC in lieu of cash payment by Pubco of amounts owed to them. Such Ordinary Shares were issued to those creditors at a rate of $8.00 per Ordinary Share.

In addition, 625,000 Ordinary Shares were issued to certain service providers, underwriters and placement agents of MMAC, at a rate of $8.00 per Ordinary Share.

Furthermore, in connection with the Business Combination and the private placement offering, certain Securityholders of Pubco forfeited an aggregate of 2,600,000 Ordinary Shares and such Ordinary Shares were cancelled by Pubco.

Accounting for the Transactions

The Transactions is being accounted for as a “reverse merger” in accordance with IFRS. Under this method of accounting, is treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the fact that the former shareholders of Akazoo have a majority of the voting power of PubCo, that the business of Akazoo will comprise the ongoing operations of PubCo, that persons designated by Akazoo comprise a majority of the governing body of PubCo, and that Akazoo’s senior management comprise the senior management of PubCo. Accordingly, for accounting purposes, the transactions will be treated as the equivalent of Akazoo issuing shares for the net assets of MMAC, accompanied by a recapitalization. The net assets of MMAC will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions will be deemed to be those of Akazoo.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that are related and/or directly attributable to the transactions, and are factually supportable and are expected to have a continuing impact on the results of PubCo. The adjustments presented on the pro forma financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of PubCo upon the consummation of the transactions.

The pro forma financial statements are presented for illustrative purposes only. The financial results may have been different had MMAC and Akazoo been combined for the referenced periods. You should not rely on the pro forma financial statements as being indicative of the historical results that would have been achieved had MMAC and Akazoo been combined for the referenced periods or the future results that PubCo will experience. Akazoo and MMAC have not had any historical relationship prior to the Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The historical financial information of MMAC has been adjusted to give effect to the differences between GAAP and IFRS as issued by the IASB for the purposes of the pro forma financial statements. No adjustments were required to convert MMAC’s financial statements from GAAP to IFRS for purposes of the combined unaudited pro forma financial information, except to classify MMAC’s common stock subject to redemption as non-current liabilities under IFRS. The adjustments presented in the pro forma financial statements have been identified and presented to provide relevant information necessary for an accurate understanding of PubCo after giving effect to the Transactions.

PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2018
(UNAUDITED)
(in Euro thousands, except per share amounts)

	MMAC				Akazoo				Pro Forma
	MMAC (A)	Pro Forma		MMAC	Akazoo (B)	Pro Forma		Akazoo	Pro Forma		Pro Forma
	Historical	Adjustments		Pro Forma	Historical	Adjustments		Pro Forma	Adjustments		Combined
Assets
Marketable securities held in Trust Account	185,227	(172,682)	(5)	12,545	-	-		-	1,742	(1)	-
									(14,287)	(2)
Property and equipment, net	-	-		-	1,266	-		1,266	-		1,266
Intangible assets net	-	-		-	27,582	-		27,582	-		27,582
Trade and other debtors	-	-		-	34	-		34	-		34
Non-current assets	185,227	(172,682)		12,545	28,882	-		28,882	(12,545)		28,882
Trade receivables,net	-	-		-	34,683	-		34,683	-		34,683
Prepaid expenses and other current assets	10	-		10	-	-		-	-		10
Cash	259	172,682	(5)	259	501	-	(10)	501	14,287	(2)	43,240
		(172,682)	(5)						(1,914)	(3)
									(5,368)	(4)
									35,475	(6)
Total current assets	269	-		269	35,184	-		35,184	42,480		77,933
Total assets	185,496	(172,682)		12,814	64,066	-		64,066	29,935		106,815
Equity
Common Stock	1	-		1	57	-		57	(8)		50
Additional paid in capital	2,455			2,455	46,765	-	(10)	46,765	2,317	(3)	90,148
									1,220
									35,475	(6)
									1,916
Accumulated other comprehensive income	-	-		-	(1,413)	-		(1,413)	-		(1,413)
Retained earnings (accumulated deficit)	1,908	-		1,908	312	-		312	1,690	(4)	2,002
									(1,908)
Non-controlling interests	-	-		-	(9)	-		(9)	-		(9)
Total equity	4,364	-		4,364	45,712	-		45,712	40,702		90,778
Liabilities
Deferred underwriting fee payable	6,796	-		6,796	-	-		-	(6,796)	(4)	-
Deferred legal fee	262	-		262	-	-		-	(262)	(4)	-
Pension liability	-	-		-	32	-		32	-		32
Common stock subject to possible redemptions	173,902	(172,682)	(5)	1,220	-	-		-	(1,220)		-
Non-current liabilities	180,960	(172,682)		8,278	32	-		32	(8,278)		32
Accounts payable	169	-		169	16,005	-		16,005	(169)	(3)	16,005
Promissory note - related party	-	-		-	-	-		-	1,742	(1)	-
									(1,742)	(3)
Distribution liability	-	-		-	-	-	(10)	-	-		-
Loan and interest payable	-	-		-	2,317	-		2,317	(2,317)	(3)	-
Income taxes payable	3	-		3	-	-		-	(3)	(3)	-
Total current liabilities	172	-		172	18,322	-		18,322	(2,489)		16,005
Total liabilities	181,132	(172,682)		8,450	18,354	-		18,354	(10,767)		16,037
Total liabilities and stockholders' equity	185,496	(172,682)		12,814	64,066	-		64,066	29,935		106,815

(A) Derived from Balance Sheet as of December 31, 2018.

(B) Derived from the audited consolidated statement of financial position of Akazoo as of December 31, 2018.

(1) To reflect the funding by Founders of $2.0 million (approximately €1.7 million) in order to extend the date by which MMAC has to consummate a business combination. Founders to be issued 249,460 additional shares of MMAC Common Stock at $8.00 per share price of PIPE financing. Founders also agreed to forfeit 2,600,000 shares of MMAC Common Stock in connection with the Business Combination.

(2) To reflect the release of cash from investments held in the trust account.

(3) To reflect the payments of MMAC’s accounts payable, income taxes payable and promissory note-related party and the conversion of the loan and interest payable into Ordinary Shares.

(4) To reflect the payment of estimated legal, financial advisory and other professional fees related to the Business Combination.

(5) To reflect the actual redemption of shares of MMAC Common Stock (including Second Extension – subsequent to December 31, 2018).

(6) To reflect a PIPE financing of $40.6 million (approximately € 35.5 million). The PIPE issuance is for 6,514,773 shares, which includes shares of MMAC Common Stock “sweetener”.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018
(in Euro thousands, except per share and per share amounts)

			Pro Forma
	MMAC (A)	Akazoo Limited (B)	Pro Forma Adjustments		Pro Forma Combined
Net sales	-	104,837	-		104,837
Cost of operations	(537)	(81,454)	-		(81,991)
Gross profit	(537)	23,383	-		22,846
Operating expenses
Other operating income	-	8	-		8
Selling, general and administrative expenses	-	(12,687)	-		(12,687)
Depreciation and amortisation	-	(5,464)	-		(5,464)
Operating profit	(537)	5,240	-		4,703
Interest and financing costs
Interest income, net	2,864	(362)	(2,864	)(1)	(362)
Income (loss) before income taxes	2,327	4,878	(2,864)		4,341
Income tax expense	(598)	(10)	598	(1)	(10)
Net income (loss)	1,729	4,868	(2,266)		4,331
Less: Net loss attributable to noncontrolling interest	-	(1)	-		(1)
Net income (loss) available to common shareholders	1,729	4,867	(2,266)		4,330

Weighted average share outstanding
Basic		410,570,600	(360,935,409	)(2)	49,635,191
Diluted		410,570,600	(360,935,409	)(2)	49,635,191
Income (loss) per share available to common shareholders
Basic		0.01			0.09
Diluted		0.01			0.09

Unaudited Pro Forma Condensed Combined Statement of Profit or Loss Adjustments

(A) Derived from the unaudited statement of operations of MMAC for the four quarterly periods ended December 31, 2018.

(B) Derived from the audited consolidated statement of profit or loss of Akazoo for the year ended December 31, 2018.The historical outstanding shares and per share amounts were adjusted to reflect the effect of the 100-for-1 stock split.

(1) Represents an adjustment to eliminate interest income and unrealized gain on marketable securities held in the trust account and related income tax expense as of the beginning of the period.

(2) As the Business Combination are being reflected as if they had occurred at the beginning of the period presented,

the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Transactions have been outstanding for the entire period presented.